May 7, 2020

Viad Royalties AB

c/o Nordfors Consulting AB
S:t Eriksgatan 117, plan 4
113 43 Stockholm
Sweden

Attention: Eric Jensen, General Manager, Exploration

Dear Sirs:

Re: Purchase and Sale Agreement

We refer to the purchase and sale agreement (the "Purchase and Sale Agreement") dated February 27, 2020 among District Metals Corp. (on its own behalf, "Buyer Guarantor" and in trust for and on behalf of a wholly-owned subsidiary to be incorporated under the laws of Sweden, "Buyer") and Viad Royalties AB (the "Seller"). All capitalized terms not otherwise defined in this letter agreement (the "Letter Agreement") shall have the meanings ascribed thereto in the Purchase and Sale Agreement.

The parties hereby agree, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged as follows:

1. That pursuant to Section 10.5 of the Purchase and Sale Agreement, both instances of "May 15, 2020" in Section 6.1 of the Purchase and Sale Agreement are deleted and replaced with "June 22, 2020".

2. That pursuant to Section 10.5 of the Purchase and Sale Agreement, the last sentence of Section 7.4(e) is deleted in its entirety and replaced with the following:

"Notwithstanding the foregoing and subject to the prior approval of the Exchange, the Resource Payment may be paid in cash or through the issuance of that number of Buyer Shares as is equal to the amount of the Resource Payment based on the higher of (i) the 20 day (or such shorter period required by the TSXV or other exchange or quotation system) volume-weighted average price of the Buyer Shares on the Exchange (or such other exchange or quotation system as such shares are then listed or quoted) and (ii) the Discounted Market Price (as defined in the policies of the Exchange), provided that if and to the extent any issuance of Buyer Shares causes Seller to own more than 9.9% of the then issued and outstanding Buyer Shares (on a non-diluted basis), such excess portion of the Resource Payment will be paid in cash. "

3. That pursuant to Section 10.5 of the Purchase and Sale Agreement, Exhibit D of the Purchase and Sale Agreement be amended, effective as of the date hereof, as follows:

(a) Section 3.1(a) of Exhibit D of the Purchase and Sale Agreement is amended deleted in its entirety and replaced with the following:

"Subject to Section 3.1(d), the Corporation agrees that from the Effective Date and until the expiry of the Anti-Dilution Period if the Shareholder's percentage ownership in the issued and outstanding Common Shares is reduced by more than 1.0% as a result of the issuance of Common for any reason (a "Top-Up Dilutive Event"), the Corporation will, within 10 days of such reduction, notify Shareholder of such reduction, and the Corporation will cause to be issued to Shareholder, that number of Common Shares as is necessary so that the Shareholder's maintains its percentage ownership of Common Shares immediately prior to the Top-Up Dilutive Event (on a non-diluted basis) after giving effect to the issuance of the Common Shares pursuant to the Top-Up Dilutive Event, for no additional consideration."

(b) Section 3.1(b) of Exhibit D of the Purchase and Sale Agreement is amended deleted in its entirety and replaced with the following:

"Subject to Section 3.1(d), for greater clarity, Corporation shall not be required to issue any Common Shares pursuant to Section 3.1, unless and until Shareholder's percentage ownership changes by more than 1.0% except that concurrently with the expiration of the Anti-Dilution Period, the Corporation shall issue such number of Common Shares (if any) as would have been issued under Section 3.1(a), but for this Section 3.1(b), even if the change in Shareholder's percentage ownership is less than 1.0%.

(c) The following is added as Section 3.1(d) of Exhibit D of the Purchase and Sale Agreement:

"Notwithstanding anything herein to the contrary, the maximum number of Common Shares issuable under Sections 3.1(a) and (b) of this Agreement shall not exceed an aggregate of 11,940,000 Common Shares."

4. The Parties confirm that the Purchase and Sale Agreement, as amended by this Letter Agreement, remains in full force and effect.

5. For greater certainty, the Parties confirm that, as of the date hereof, the number of Buyer Shares issuable pursuant to Section 2.2(a) of the Purchase and Sale Agreement at Closing, is 3,274,257 Buyer Shares, representing a 9.9% equity ownership interest in Buyer Guarantor (on a non-diluted basis).

6. From the date hereof, the Purchase and Sale Agreement and this Letter Agreement shall be read together to the extent reasonably possible as though all of the terms of both documents were contained in one instrument.

7. This Letter Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

8. This Letter Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and any applicable federal laws of Canada.

9. This Letter Agreement may be executed in counterparts and evidenced by an electronic copy thereof and all such counterparts or electronic counterparts shall constitute one document.

If the terms of this Letter Agreement are acceptable, please communicate your acceptance by executing the duplicate copy hereof in the appropriate space below and returning such executed copy to us, prior to 5:00 pm (Vancouver time) on May 7, 2020 at the address set out in the Purchase and Sale Agreement.

Yours very truly,

DISTRICT METALS CORP. (on its
behalf and in trust for and on behalf
of Buyer Subco)

Per:	/s/ Garrett Ainsworth
Name: Garrett Ainsworth Title: CEO & President

THE TERMS OF THIS LETTER AGREEMENT are hereby accepted as of the 7th day of May, 2020.

VIAD ROYALTIES AB
Per:	/s/ David M. Cole
Name: David M. Cole Title: Chairman